Exhibit 7.1

Grupo TMM, S.A.B. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES UNDER IFRS

(Amounts in thousands of Pesos)

	December 31,
	2015		2014		2013		2012		2011
Historical ratio:
Fixed charges:
Interest costs and amortization on debt discount or premium in all indebtedness	799,806		855,028		942,817		981,425		1,038,288
Portion of rent expense representative of interest factor (A)	68,637		81,115		74,577		68,670		81,399

Fixed charges	868,443		936,143		1,017,394		1,050,095		1,119,687

Earnings:
Pretax income from continuing operations	(254,481)		(418,831)		(483,252)		(607,053)		497,378
Less:
Non-controlling interest	(2,250)		2,421		4,985		5,338		12,539
Equity investee (income) loss	—		—		—		—		—
Fixed charges	868,443		936,143		1,017,394		1,050,095		1,119,687
Less:
Capitalized interest
Earnings	616,212		514,891		529,157		437,704		1,604,526

Ratio of earnings to fixed charges	(N/A	)(B)	(N/A	)(B)	(N/A	)(B)	(N/A	)(B)	1.43

(A)	The Company considered one-third of the rent expense as imputed interest factor.
(B)	Due to the registrant’s loss in 2015, 2014, 2013, and 2012, the ratio of earning to fixed charges was less than 1:1. The registrant must generate additional earnings of $252.2, $421.3 million, $488.2 million, and $612.4 million, respectively, to achieve a coverage ratio of 1:1.